Exhibit 99.1

Corporate Contact: Andreas Michalopoulos Chief Executive Officer, Director and Secretary Telephone: +30-216-600-2400 Email: amichalopoulos@pshipping.com Website: www.pshipping.com
For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. SIGNS SHIPBUILDING CONTRACTS FOR THE CONSTRUCTION OF TWO NEWBUILDING SUEZMAX TANKERS

ATHENS, GREECE, March 2, 2026 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through two separate wholly-owned subsidiaries, it has signed two shipbuilding contracts with China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd. (“SWS”) for the construction of two 158,000 DWT newbuilding Suezmax tanker vessels.

The vessels are expected to be delivered in October 2028 and May 2029, respectively, at a contract price of US$81.5 million per vessel. 15% of the purchase price is payable upon receipt of a refund guarantee; 10% of the purchase price is payable at each of the milestones of steel cutting, keel laying, and launching of the vessels; and the remaining 55% of the purchase price is payable upon the delivery of the vessels.

Commenting on the contracts, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“The signing of these two Suezmax newbuilding contracts expands our presence in a segment with constructive medium- and long-term market fundamentals. Our fleet is primarily comprised of Aframax/LR2 vessels, and with two Suezmax tankers currently on the water, this transaction is poised to double our exposure to the segment, reflecting our disciplined capital allocation approach and confidence in the Suezmax market.

“Upon delivery in October 2028 and May 2029, approximately 25% of the global Suezmax fleet is expected to be over 20 years of age, while nearly half of the fleet will consist of non-eco vessels, supporting a favorable long-term supply outlook. Coupled with consistent growth in global demand for energy, geopolitical developments reshaping trade flows, and increasing ton-mile demand, we believe this environment will allow us to secure attractive employment for these vessels well ahead of their respective deliveries.

“We are pleased to further strengthen our partnership with SWS, a reputable shipyard with a strong track record of delivering technologically advanced vessels. Of the four newbuilding tankers we have previously contracted, three have already been constructed and delivered by this yard. This underscores our confidence in their high quality of construction and timely delivery schedules.

“The vessels have been secured at competitive prices and will be Tier III, scrubber-fitted and compliant with the latest fuel-efficiency and environmental standards, enhancing their commercial competitiveness and long-term earnings capacity.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts including with respect to employment of our fleet and vessel deliveries. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.